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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                             Metron Technology N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  N5665B-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note **: This Schedule 13G (Amendment No. 4) is being filed by the reporting person solely to correct an error contained in the Schedule 13G (Amendment No. 3) previously filed with the Securities and Exchange Commission on January 22, 2003 (the "Previous Filing"). In the Previous Filing, the number of shares beneficially owned by the reporting person with sole dispositive power reported in Line 7 was mistakenly reported as "2,178,813." The correct number was "2,718,813." The aggregate amount of shares beneficially owned by the reporting person has not changed since the date of the Previous Filing.


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)



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CUSIP NO. N5665B-10-5                    13G                   PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        FSI International, Inc.                                       41-1223238
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Minnesota
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       2,718,813
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     2,718,813 **
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        2,718,813*
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        20.7%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

* Includes 28,126 shares issuable to Joel A. Elftmann pursuant to options exercisable within 60 days of December 31, 2002. Mr. Elftmann has assigned such options to FSI International, Inc.
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                                                               PAGE 3 OF 5 PAGES

Item 1.             (a)        Name of Issuer:  Metron Technology N.V.

                    (b)        Address of Issuer's Principal Executive Offices:

                               1350 Old Bayshore Highway, Burlingame, CA  94010

Item 2.             (a)        Name of Person Filing:  FSI International, Inc.

                    (b)        Address of Principal Business Office or, if none,
                               Residence:

                               3455 Lyman Boulevard, Chaska, MN  55318

                    (c)        Citizenship:  Minnesota

                    (d)        Title of Class of Securities:  Common Shares

                    (e)        CUSIP Number:  N5665B-10-5

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                               Not Applicable

                    (a)        [   ]    Broker or dealer registered under
                                        Section 15 of the Act.

                    (b)        [   ]    Bank as defined in Section 3(a)(6) of
                                        the Act.

                    (c)        [   ]    Insurance company as defined in Section
                                        3(a)(19) of the Act

                    (d)        [   ]    Investment company registered under
                                        Section 8 of the Investment Company Act
                                        of 1940.

                    (e)        [   ]    An investment adviser in accordance with
                                        Section 240.13d-1(b)(1)(ii)(E).

                    (f)        [   ]    An employee benefit plan or endowment
                                        fund in accordance with Section
                                        240.13d-1(b)(1)(ii)(F).

                    (g)        [   ]    A parent holding company or control
                                        person in accordance with Section
                                        240.13d-1(b)(1)(ii)(G).

                    (h)        [   ]    A savings association as defined in
                                        Section 3(b) of the Federal Deposit
                                        Insurance Act.


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                                                               PAGE 4 OF 5 PAGES

                    (i)        [   ]    A church plan that is excluded from
                                        the definition of an investment company
                                        under Section 3(c)(14) of the Investment
                                        Company Act of 1940.

                    (j)        [   ]    Group, in accordance with Section
                                        240.13d-1(b)(1)(ii)(J).

Item 4.             Ownership

                    (a) Amount Beneficially Owned: 2,718,813, including 28,126 shares issuable to Joel A. Elftmann pursuant to options exercisable within 60 days of December 31, 2002. Mr. Elftmann has assigned such options to FSI International, Inc.

                    (b)        Percent of Class:  20.7%

                    (c)        Number of shares as to which such person has:

                                 (i)   Sole power to vote or to direct the vote:
                                       2,718,813

                                (ii)   Shared power to vote or to direct the
                                       vote:  -0-

                               (iii) Sole power to dispose or to direct the disposition of: 2,718,813

                               (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.             Ownership of Five Percent or Less of a Class

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person
                             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                             Not Applicable

Item 8.             Identification and Classification of Members of the Group
                             Not Applicable

Item 9.             Notice of Dissolution of Group
                             Not Applicable


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                                                               PAGE 5 OF 5 PAGES


Item 10.            Certification
                             Not Applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 19, 2003
                                       -----------------------------------------
                                                        Date

                                               FSI INTERNATIONAL, INC.

                                            BY: /s/ Patricia M. Hollister
                                       -----------------------------------------
                                                     Signature

                                                Patricia M. Hollister
                                               Chief Financial Officer
                                       -----------------------------------------
                                                     Name/Title